Exhibit 5.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Interests of Experts" in the Registration Statement on Form F-10 and related Prospectus of Magna International Inc. for the registration of up to $2,000,000,000 in Senior Debt Securities of the Company.

We also consent to the incorporation by reference therein of our reports dated March 7, 2014 with respect to the consolidated balance sheets of the Company as at December 31, 2013 and 2012, and the consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2013 and the effectiveness of internal control over financial reporting of Magna International Inc. as of December 31, 2013.

/s/ Ernst & Young LLP

Ernst & Young LLP
Chartered Accountants
Licensed Public Accountants
Toronto, Canada
March 28, 2014